September 5, 2018
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tortoise Energy Infrastructure Corporation
Registration Statement on Form N-2 8C
(File No. 333-209946)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date for Post-Effective Amendment No. 12 to the Registration Statement on Form N-2 8C referenced above be accelerated so that it will become effective as of September 6, 2018, or as soon thereafter as practicable.

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Sincerely,

TORTOISE ENERGY INFRASTRUCTURE CORPORATION

By:	/s/ P. Bradley Adams
Name:	P. Bradley Adams
Title:	Chief Executive Officer